Mail Stop 4561

July 28, 2008

Mr. Mark L. Baum
Interim Chief Executive Officer
CoConnect, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, California 92011

> **Re:** **CoConnect, Inc.**
> **Form 10-KSB and 10-KSBA for the Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 8, 2008 and July 21, 2008, respectively**
> **File No. 000-18958**

Dear Mr. Baum:

We have reviewed your response letter dated July 22, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

1. Please refer to prior comment 1. Your revised disclosure only addresses management's evaluation of disclosure controls and procedures and not management's assessment of internal control over financial reporting as of December 31, 2007. As a result, it does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

As previously requested, if your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;
- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and
the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or me at (202) 551-3226 if you have questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant